UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three months ended March 31, 2020, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On May 14, 2020, the Company issued a press release announcing the filing of its financial results for the three months ended March 31, 2020 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Business Update” and “Financial Summary - First Quarter 2020 vs. First Quarter 2019” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	As of March 31, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents	$13,316	$15,931
Restricted Cash	113	112
Short-term deposits	32,106	27,938
Marketable debt securities	23,467	31,622
Other accounts receivable	790	827
Total current assets	69,792	76,430

Right of use assets	486	538
Property and equipment, net	161	171
Total non-current assets	647	709

Total assets	$70,439	$77,139

Liabilities and stockholders' equity

Current liabilities
Trade payables	$5,330	$5,999
Other accounts payable	703	935
Total current liabilities	6,033	6,934

Non-current liabilities
Lease obligation	$302	$352
Total non-current liabilities	302	352

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 21,153,166 shares as of March 31, 2020; 21,139,385 shares as of December 31, 2019	58	58
Additional paid-in capital	177,272	176,696
Accumulated other comprehensive gain (loss)	(227)	35
Accumulated deficit	(112,999)	(106,936)
Total stockholders' equity	64,104	69,853

Total liabilities and stockholders' equity	$70,439	$77,139

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Three months ended March 31,
	2020	2019
Research and development expenses	$5,550	$3,269

General and administrative expenses	912	771

Total operating expenses	6,462	4,040

Financial income, net	(399)	(548)

Net loss	$6,063	$3,492

Basic and diluted net loss per share from continuing operation	$0.29	$0.17

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	21,150,841	21,084,329

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss (Unaudited)
U.S. Dollars in thousands

	Three months ended March 31,
	2020	2019
Net loss	$6,063	$3,492

Other comprehensive loss (income):

Net unrealized loss (gain) on available for sale securities	262	(36)

Comprehensive loss	$6,325	$3,456

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)
U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2018	21,018,919	$58	$174,322	$(11)	$(86,475)	$87,894
Stock based compensation	-	-	416	-	-	416
Options and Restricted stock units Exercise	94,147	-	74	-	-	74
Unrealized (loss) gain from marketable debt Securities	-	-	-	36	-	36
Net loss	-	-	-	-	(3,492)	(3,492)
Balance - March 31, 2019	21,113,066	$58	$174,812	$25	$(89,967)	$84,928

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2019	21,139,385	$58	$176,696	$35	$(106,936)	$69,853
Stock based compensation	-	-	515	-	-	515
Options and Restricted stock units Exercise	13,781	-	61	-	-	61
Unrealized (loss) gain from marketable debt securities	-	-	-	(262)	-	(262)
Net loss	-	-	-	-	(6,063)	(6,063)
Balance - March 31, 2020	21,153,166	$58	$177,272	$(227)	$(112,999)	$64,104

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows (Unaudited)
U.S. Dollars in thousands

	Three months ended March 31,
	2020	2019
Cash flow from operating activities

Net loss	$(6,063)	$(3,492)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	10	9
Stock-based compensation expense	515	416
Amortization of premium on marketable debt securities	(9)	(39)
Interest income from short-term deposits	(168)	(45)
Gain from realization of marketable debt securities	(11)	(5)
Changes in operating assets and liabilities:
Increase (decrease) in other accounts receivable	37	(199)
Decrease in trade payables	(669)	(17)
Decrease in other accounts payable	(230)	(449)
Net cash used in operating activities	(6,588)	(3,821)

Cash flow from investing activities
Purchase of property and equipment	-	(4)
Investment in available for sale securities	(7,400)	(48,717)
Investment in short term deposits	(4,000)
Consideration from sale of available for sale securities	15,313	65,647
Net cash provided by investing activities	3,913	16,926

Cash flow from financing activities
Proceeds from exercise of options	61	74
Net cash provided in financing activities	61	74

Increase (decrease) in cash and cash equivalents	(2,614)	13,179
Cash and cash equivalents at the beginning of the period	16,043	24,159
Cash and cash equivalents at the end of the period	$13,429	$37,338

Supplemental disclosure of cash flow information:
Cash received from interest	$168	$535

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was liquidated during the first quarter of 2019. The Company also holds two additional wholly-owned subsidiaries, Galmed Research and Development Ltd and Galtopa Therapeutics Ltd., both of which are incorporated in Israel.

These unaudited interim consolidated financial statements have been prepared as of March 31, 2020 and for the three months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2019 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 12, 2020 (the "Annual Report"). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s interim most recent annual financial statements in connection with its Annual Report on Form 20-F.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments”, which introduces a model based on expected losses to estimate credit losses for most financial assets and certain other instruments. In addition, for available-for-sale debt securities with unrealized losses, the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. The ASU is effective for the Company in the first quarter of 2020, with early adoption permitted. The adoption of the standard did not have a material effect on the Company’s interim consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to Disclosure Requirements for Fair Value Measurements”, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

Note 3 - Stockholders' Equity

1.	During the three months ended March 31, 2020, former employees exercised options into 11,000 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $61 thousand.

2.	During the three months ended March 31, 2020, restricted stock units held by certain officers, employees and former employees vested resulting in the issuance of 2,781 ordinary shares of the Company, NIS 0.01 par value per share.

3.	In March 2020, the Company granted options to purchase 67,500 ordinary shares of the Company to several employees. The options are exercisable at $4.21 per share, have a 10-year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.2 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our pivotal Phase 3 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	the impact of the coronavirus outbreak on our operations;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	our ability to obtain and maintain adequate protection of our intellectual property;

•	the possibility that we may face third-party claims of intellectual property infringement;

•	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

•	our ability to establish adequate sales, marketing and distribution channels;

•	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 12, 2020 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis.

Impact of COVID-19 on our Operations

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, have significant governmental measures being implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements. Many of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, we made the decision to temporarily halt the screening of new patients, for the ARMOR Study and temporarily suspend the opening of new trial sites. We are monitoring the local situation closely in the U.S. and other countries around the world aiming to resume activity on a country by country, state by state and site by site basis. During the second quarter of 2020, we expect to lift some constraints in the U.S. in states identified as "green states" allowing individual investigators to determine whether it is safe to resume screening activities. We are also using the time to advance the opening of new sites so that they are ready for activation when screening and randomization will be possible. To help mitigate cost overrun, we have taken several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and reducing directors’ cash fees by 50% for the first half of 2020.

It is still too early to assess the full impact of the coronavirus outbreak on the ARMOR Study, but our current assessment is that by the fourth quarter of 2020 we should be able to resume recruitment in many of our sites however we expect that we will not complete enrollment of the ARMOR Study in our original timeframe. Accordingly, we expect to complete enrollment for the first part of the study in the fourth quarter of 2021 and report top-line results for the first part of the study by the second half of 2023. The rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study as discussed above, is difficult to predict and subject to change and the extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, the impact of a second wave of COVID-19 that might occur in the fall or winter and the actions that may be required to contain the coronavirus or treat its impact.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At March 31, 2020, we had current assets of $69.8 million, which includes cash and cash equivalents of $13.3 million, short-term deposits of $32.1 million, marketable debt securities of $23.5 million and restricted cash of $0.1 million. This compares with current assets of $76.4 million at December 31, 2019, which includes cash and cash equivalents of $15.9 million, short-term deposits of $27.9 million, marketable debt securities of $31.6 million and restricted cash of $0.1. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we expect that we will need to obtain additional funds to further develop our research and development programs.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies and unpredictability of the coronavirus outbreak, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's development, our future research and development expenses will depend on the duration of the ARMOR study, the number of enrolled patients, the clinical success of Aramchol, as well as ongoing assessments of the Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels upon resumption of randomization of patients in the ARMOR Study and continue to advance of our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation. At this time, we do not anticipate that the effects of the COVID-19 pandemic will materially affect our general and administrative expense.

Financial Income, Net

Our financial income consists mainly of interest income from marketable debt securities and short-term deposits, as well as gains from realization of marketable debt securities and foreign currency gains. Our financial expense consists of fees associated with banking activities and losses from realization of marketable debt securities.

Results of Operations

The table below provides our results of operations for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019.

	Three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	5,550	3,269
General and administrative expenses	912	771
Operating loss	6,462	4,040
Financial expenses (income), net	(399)	(548)
Net loss	6,063	3,492
Other comprehensive loss (income):	262	(36)
Comprehensive loss	6,325	3,456
Basic and diluted net Loss per share	$0.29	$0.17

Research and Development Expenses

Our research and development expenses amounted to approximately $5.6 million during the three months ended March 31, 2020 representing an increase of approximately $2.3 million, or 70%, compared to approximately $3.3 million for the comparable period in 2019.

The increase during the three months ended March 31, 2020 primarily resulted from an increase in clinical trial expenses in the amount of approximately $2.2 million in connection with our ongoing ARMOR trial.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $0.9 million during the three months ended March 31, 2020 representing an increase of approximately $0.1 million, or 13%, compared to approximately $0.8 million for the comparable period in 2019.

The increase during the three months ended March 31, 2020 primarily resulted from an increase of approximately $0.1 million in non-cash stock-based compensation expenses, as compared to such expenses for the comparable period in 2019.

Operating Loss

As a result of the foregoing, for the three months ended March 31, 2020, our operating loss was approximately $6.5 million, representing an increase of $2.5 million, or 63%, as compared to approximately $4.0 million for the comparable prior year period. The increase for the three months ended March 31, 2020 primarily resulted from an increase in our research and development expenses.

Financial Income, Net

Our financial income, net amounted to approximately $0.4 million during the three months ended March 31, 2020, compared to $0.5 million for the comparable period in 2019. The decrease during the three months ended March 31, 2020 primarily resulted from a decrease in interest income as compared to such income for the comparable period in 2019.

Net Loss

As a result of the foregoing, for the three months ended March 31, 2020, our net loss was $6.1 million, representing an increase of $2.6 million, or 74%, as compared to approximately $3.5 million for the comparable prior year period.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings. Under our existing “at the market” equity offering program, or the ATM offering, as of the date hereof, we may sell, from time to time, up to approximately $32.0 million of additional ordinary shares.

We have incurred substantial losses since our inception. As of March 31, 2020, we had an accumulated deficit of approximately $113.0 million and positive working capital (current assets less current liabilities) of approximately $63.8 million. We expect that operating losses will continue for the foreseeable future.

As of March 31, 2020, we had cash and cash equivalents of approximately $13.3 million, restricted cash of approximately $0.1 million, short-term deposits of approximately $32.1 million, and marketable debt securities of approximately $23.5 million invested in accordance with our investment policy, totaling approximately $69.0 million, as compared to approximately $15.9 million, $0.1 million, $27.9 million and $31.6 million as of December 31, 2019, respectively, totaling approximately $75.6 million. The decrease is mainly attributable to our $6.6 million negative cash flow from operating expenses during the three months ended March 31, 2020.

We had negative cash flow from operating activities of approximately $6.6 million for the three months ended March 31, 2020, as compared to negative cash flow from operating activities of approximately $3.8 million for the three months ended March 31, 2019. The negative cash flow from operating activities for the three months ended March 31, 2020 is mainly attributable to our net loss of approximately $6.1 million.

We had positive cash flow from investing activities of approximately $3.9 million for the three months ended March 31, 2020, as compared to a positive cash flow from investing activities of approximately $16.9 million for the three months ended March 31, 2019. The positive cash flow from investing activities for the three months ended March 31, 2020 was primarily due to the net sale of marketable debt securities, partially offset by investment of short-term deposits of $4.0 million.

We had positive cash flow from financing activities of approximately $0.1 million for the three months ended March 31, 2020, as compared to a positive cash flow from financing activities of approximately $0.1 million for the three months ended March 31, 2019. The positive cash flow from financing activities for the three months ended March 31, 2020 was due to proceeds from exercise of options.

Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K.

Our future capital requirements will depend on many other factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the impact of coronavirus on our operations;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Aramchol;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses; and

•	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from our initial public offering, debt or equity financings (such as the ATM Offering) or by out-licensing applications of Aramchol. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of Aramchol. This may raise substantial doubts about the Company’s ability to continue as a going concern.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Our business is subject to various risks, including those described in Item 3D of our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no material changes from the risk factors disclosed in Item 3D of our Annual Report on Form 20-F, except for the additional risk factors set forth below.

Our business is subject to risks arising from epidemic diseases, such as the recent COVID-19 pandemic, which has impacted and could continue to impact our business.

In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, have significant governmental measures being implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements. Many of our trial sites in our ARMOR Study are based in areas currently affected by coronavirus and there is a general unease of conducting scheduled or elective procedures in medical centers. Given the significant strains on the healthcare system across the globe, we made the decision to temporarily halt the screening of new patients, for the ARMOR Study and temporarily suspend the opening of new trial sites. We are monitoring the local situation closely in the U.S. and other countries around the world aiming to resume activity on a country by country, state by state and site by site basis. During the second quarter 2020, we expect to lift some constraints in the U.S. in states identified as "green states" allowing individual investigators to determine whether it is safe to resume screening activities. We are also using the time to advance the opening of new sites so that they are ready for activation when screening and randomization will be possible. To help mitigate cost overrun, we have taken several cost reduction measures including minimizing clinical related expenses, making certain adjustments to clinical staff and pay according to the current and predicted level of activity, and reducing directors’ cash fees by 50% for the first half of 2020.

It is still too early to assess the full impact of the coronavirus outbreak on the ARMOR Study, but our current assessment is that by the fourth quarter of 2020 we should be able to resume recruitment in many of our sites however we expect that we will not complete enrollment of the ARMOR Study in our original timeframe. Accordingly, we expect to complete enrollment for the first part of the study in the fourth quarter of 2021 and report top-line results for the first part of the study by the second half of 2023. The rapid development and fluidity of the COVID-19 pandemic precludes any firm estimates as to the ultimate effect this disease will have on our clinical trials, our operations and our business and it is not possible to predict the impact of a second wave of COVID-19 that might occur in the fall or winter. As a result, any current assessment of the effects of the COVID-19 pandemic, including the impact of this disease on the ARMOR Study as discussed above, is difficult to predict and subject to change and we may experience further disruptions that could severely impact our business, clinical trials, and supply chains, including:

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff for the ARMOR Study or any other clinical trial;

•	delays or difficulties in enrolling patients for the ARMOR Study or any other clinical trial especially if sites do not reopen to screen and enroll patients;

•	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals and other medical centers serving as our clinical trial sites and hospital and other staff supporting the conduct of our clinical trials;

•	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures, which may impact the integrity of subject data and clinical study endpoints;

•	interruption of, or delays in receiving, supplies of Aramchol from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	delays in clinical sites receiving the supplies and materials needed to conduct the ARMOR Study or any other clinical trial and interruption in global shipping that may affect the transport of clinical trial materials;

•	limitations on employee resources that would otherwise be focused on the conduct of the ARMOR Study or any other clinical trial, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•	interruptions or delays in the operations of the FDA, EMA or other regulatory authorities, including in receiving feedback or approvals from the FDA, EMA or other regulatory authorities with respect to regulatory submissions;

•	changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which the ARMOR Study or any other clinical trial is being conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;

•	refusal of the FDA, EMA or other regulatory authorities to accept data from clinical trials in affected geographies; and

•	impacts from prolonged remote work arrangements, such as increased cybersecurity risks and strains on our business continuity plans.

In addition, the spread of COVID-19 has had and may continue to severely impact the trading price of shares of our ordinary shares and could impact our ability to raise additional capital on a timely basis or at all. The COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the geographic spread of the disease, the duration of the pandemic, travel restrictions, quarantines, shelter-in-place orders and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease. The impact of the coronavirus outbreak may also have the effect of heightening many of the other risks described in this section and in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019.

Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential switch of Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them and even if granted or with respect to granted patents, they are still subject to challenge.

We are currently planning to transition from Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study. The term of our primary use patent, Patent No. 7,501,403, covering the use of Aramchol free acid for the treatment of fatty liver has an effective expiration date of November 3, 2023 in the U.S., subject to appropriate maintenance, renewal, annuity or other governmental fees being paid, and expires earlier in other countries. Our composition of matter patent directed to Aramchol free acid expired during 2019. We had been working towards submission of a new drug application, or NDA, in the first half of 2023, assuming positive top-line results, however due to delays in enrollment of the ARMOR Study, we do not believe that we will be able to submit an NDA to the FDA with respect to Aramchol free acid, a new chemical entity, in time to benefit from any potential Hatch-Waxman patent restoration term. As part of our research and development studies, we have confirmed that several Aramchol salts have improved solubility as compared to the existing form of Aramchol free acid. In December 2014, we submitted a new composition of matter patent for Aramchol meglumine as well as a wide range of other salts. We have since been issued a composition of matter patent for Aramchol salts which includes claims for the treatment of fatty liver in Europe and certain other countries while the patent application is still pending in the U.S. and certain other countries. If granted and the appropriate maintenance, renewal, annuity or other governmental fees are paid, the non-extended term for this patent is due to expire on December 4, 2034. There can be no assurance that the U.S. Patent and Trademark Office, or the USPTO, or any other foreign equivalent will issue any patents based on the patent applications that we submitted to protect our Aramchol salt, nor, should the USPTO or foreign equivalent issue any patents to us with respect to the Aramchol salts, that we will be provided with adequate protection against potentially competitive products. Furthermore, if the USPTO or foreign equivalent issues us one or more patents for the Aramchol salts or with respect to already issued patents for the Aramchol salts, there can be no assurance that the issued patents will be of any commercial value, or that private parties or competitors will not successfully challenge these patents or circumvent these patents in the United States or their counterparts abroad. In the absence of adequate patent protection, our business may be adversely affected by competitors who develop comparable technology or products and our commercial prospects may be materially adversely affected.

Results from a recent cross over PK study in dogs testing single and multiple oral administration doses of Aramchol free acid and Aramchol meglumine demonstrated bioequivalence with reduced variability. We plan to submit these results along with other supportive data to the FDA and discuss with the FDA, as soon as practical, a plan to appropriately transition from Aramchol free acid to the Aramchol meglumine in the ongoing ARMOR Study. Based on our regulatory and scientific review of relevant FDA guidance and precedents, we expect that we will be required to demonstrate to the FDA that the Aramchol meglumine is bioequivalent to Aramchol free acid in humans and that a number of other data considerations are addressed. Demonstrating bioequivalence requires evidence that there is no significant difference in the rate and extent to which the active ingredient is absorbed and becomes available at the site of action compared to the product with which it is considered interchangeable. However, the FDA or any foreign regulatory authority may determine that our data are not sufficient to support a transition to Aramchol meglumine in the ARMOR trial. If this is the case, the FDA or any foreign regulatory authority may require that we provide additional bioequivalence data, preclinical or clinical data or other data to provide evidence to support the transition to Aramchol meglumine. The size, scope, length and costs of any new or supplemental testing or clinical trials that may be required by the FDA or any foreign regulatory authority to provide such data are not known at this time. Failure or delay in obtaining FDA or foreign regulatory authority approval of the transition to Aramchol meglumine or the FDA or any foreign regulatory authority requiring us to provide additional clinical data may result in delays to our current projected timelines for the ARMOR Study and could have a material adverse effect on our business, operating results, financial condition and prospects. In addition, even if we receive FDA or foreign regulatory authority to transition to Aramchol meglumine, we may experience delays or other disruptions in manufacturing and supplying clinical trial materials for use in the ARMOR Study or any other clinical trial which could have a material adverse effect on our business, operating results, financial condition and prospects.

Furthermore, success in our earlier pre-formulation studies of Aramchol meglumine does not ensure that later studies will be successful, and the results of later studies may not replicate the results of our prior pre-formation studies. Furthermore, either or both of any future PK and formulation development studies may fail to demonstrate that the Aramchol meglumine result in an improvement in solubility and bioavailability. If any such studies do not support our claims, the completion of development of Aramchol meglumine may be significantly delayed or abandoned and may cause us to abandon development of Aramchol free acid, which would have a material adverse effect on our business, operating results, financial condition and prospects.

There is significant uncertainty regarding the regulatory approval process for any investigational new drug, substantial further testing and validation may be required, and regulatory approval may be conditioned, delayed, or denied, any of which could delay or prevent us from successfully receiving marketing approval and substantially harm our business.

Pharmaceutical products generally are subject to rigorous nonclinical testing and clinical studies and other approval procedures mandated by the FDA and foreign regulatory authorities. Various federal and foreign statutes and regulations also govern or materially influence the manufacturing, safety, labeling, storage, record keeping, and marketing of pharmaceutical products. The process of obtaining these approvals and the subsequent compliance with appropriate U.S. and foreign statutes and regulations is time-consuming and requires the expenditure of substantial resources. In September 2019, we initiated the ARMOR Study, a Phase 3 pivotal study of Aramchol for the treatment of NASH, following a successful End-of-Phase 2 meeting with the FDA in April 2019 in which we reached general agreement on key aspects of the Phase 3 development and registration plan for Aramchol. As part of our ongoing review process, we recently received certain comments from the FDA in the form of guidance regarding our ARMOR Study trial design and statistical analysis plan in which, among other things, the FDA recommended that we should consider that the duration of the first part of the study (histology based) be extended to longer than 52 weeks and that the study safety database be increased. We are in the process of responding to the FDA. In the event that we extend the duration of the first part of the study this would result in a delay in the completion of the ARMOR Study and make the clinical trial process more expensive. In addition, our primary use patent for the treatment of Aramchol for fatty liver would likely expire prior to submission of an NDA precluding any patent restoration term (See “Failure to obtain, or any delay in obtaining, FDA or any foreign regulatory approval regarding any potential switch of Aramchol free acid to Aramchol meglumine (salt) in our ongoing ARMOR Study may have a material adverse effect on our business, operating results, financial condition and prospects. Furthermore, although we have submitted patent applications for our Aramchol salts in development, there is no assurance that we will receive any patents for them” above). Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements, which may require us to complete additional preclinical studies or clinical trials or impose stricter approval conditions than we currently expect. In addition, the FDA has indicated that the results of the ARMOR Study must be unequivocal and highly persuasive for a single Phase 3 study to support an NDA. Therefore, even if the ARMOR Study meets all of its statistical goals and protocol end points, the FDA may not view the results as sufficient to support an NDA. Any delay in the completion of the ARMOR Study or any additional preclinical studies or clinical trials would require us to expend substantial additional resources and could significantly extend the timeline for clinical development prior to market approval. As a result of the foregoing, the research and development, preclinical studies and clinical testing of any product candidate is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the development process.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated May 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: May 14, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer